July 14, 2005



Mr. Joseph B. Feiten
Chief Financial Officer
Tipperary Corporation
633 Seventeenth Street, Suite 1550
Denver, Colorado 80202


	Re:	Tipperary Corporation
		Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 24, 2005
      File No. 001-07796


Dear Mr. Feiten:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Form 10-K for the Fiscal Year Ended December 31, 2004

Financial Statements

Consolidated Balance Sheets, page 30

1. Please revise your disclosure to address each of the following as required by Rule 4-10(c)(7)(ii) of Regulation S-X:

* Separate disclosure on the face of the balance sheet of the aggregate of the capitalized costs of unproved properties and major development projects that are excluded from the capitalized costs being amortized;

* A description in the notes to the financial statements of the current status of the significant properties or projects involved, including the anticipated timing of the inclusion of the costs in the amortization computation;

* A table that shows, by category of cost, the total costs excluded as of the most recent fiscal year; and the amounts of such excluded costs incurred in each of the three most recent fiscal years and in the aggregate for any earlier fiscal years in which the costs were incurred. Please refer to the Rule for a description of the type of costs to be disclosed.

Note 13-Operations By Geographic Area, page 52

2. Please disclose total assets for each reportable segment as required by paragraph 27 of SFAS 131.

Note 14-Supplementary Information on Oil and Gas Operations, page
54

3. Please revise your disclosure to comply with the disclosure requirements of SFAS 69 as there is no provision for the line item "Capitalized interest costs" in paragraph 21 or Illustration 2 of SFAS 69.

Note 15-Quarterly Results of Operations, page 60

4. We note that you have not included depreciation relating to property, plant and equipment in your determination of gross profit.
Please revise your calculation of gross profit to follow a full absorption costing principle and include all costs and expenses associated directly with or allocated to your products sold. As such these costs and expenses include inventoriable costs of assets incident to or necessary for production or manufacturing, including applicable depreciation, depletion and amortization. Refer to Item
302 of Regulation S-K.

Engineering Comments

Estimates of Oil and Gas Reserves (Unaudited), page 56

5. In the last two years you have approximately doubled your reserves, primarily in Australia, through discoveries and extensions but you do not provide any disclosure to investors on the nature, location or timing of when these added reserves may be monetized. Please provide to us the details of your largest reserve increases in each of the last two years. With a view toward enhanced disclosure, provide us with draft language on these reserve additions that you plan to provide to investors in an amendment or in future filings.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Jennifer Goeken at (202) 551-3721, or Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters.
You may contact James Murphy, Petroleum Engineer, at (202) 551-
3703
with questions about engineering comments.  Please contact me at
(202) 551-3740 with any other questions.

								Sincerely,



								H. Roger Schwall
								Assistant Director

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Mr. Joseph B. Feiten
Tipperary Corporation
July 14, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010